Exhibit 99.1

Baja Mining Corp.

Interim Consolidated Financial Statements
June 30, 2008
(expressed in Canadian dollars)

Baja Mining Corp.
Interim Consolidated Balance Sheets - Unaudited
As at June 30, 2008 and December 31, 2007

(expressed in Canadian dollars)

	Jun. 30,2008	Dec. 31,2007
	$	$
Assets

Current assets
Cash and cash equivalents	618,295	1,043,292
Short term deposits (note 4)	1,920,893	31,925,301
Other receivables	512,091	523,533
Deposits and prepaids	1,952,125	941,512
Proceeds receivable (note 3)	91,537,581	-
	96,540,985	34,433,638

Mineral properties (notes 5, 8 (e) and 9)	50,892,829	18,570,806
Property, plant and equipment (note 6)	2,008,904	1,668,224

	149,442,718	54,672,668

Liabilities

Current liabilities
Accounts payable and accrued liabilities	4,420,128	2,691,712
Current portion of special warrant liability (note 7)	314,559	-
Funding Obligation for mineral properties (note 3)	67,227,600	-
	71,962,287	2,691,712

Refundable deposit liability (note 3)	10,186,000	-
Special warrant liability (note 7)	518,290	752,539

	82,665,577	3,444,251

Non-controlling interest (note 3)	14,123,981	-

Shareholders’ equity

Share capital (note 8)	109,566,432	105,841,420
Share purchase warrants (note 8(c))	16,076,935	17,199,279
Contributed surplus (note 8(f))	7,110,087	6,744,132
Deficit	(80,101,294)	(78,556,414)

	52,652,160	51,228,417

	149,442,718	54,672,668

Commitments (note 11)
Significant events (note 15)
Subsequent event (note 16)

On behalf of the Board
__/s/ C. Thomas Ogryzlo__________________ Director	__/s/ Robert Mouat_______________________ Director

See accompanying notes to the consolidated financial statements.

Baja Mining Corp.
Interim Consolidated Statement of Operations, Comprehensive Loss and Deficit- Unaudited
For the three and six month periods ended June 30, 2008 and 2007

(expressed in Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
	$	$	$	$

Expenses

Amortization	24,336	23,314	50,555	43,267
Exploration	-	2,850,011	-	7,241,732
Foreign exchange loss (gain)	23,560	(38,778)	47,542	464
General and administration	350,105	236,888	640,672	439,966
Management and directors fees (note 9)	55,056	38,750	112,056	100,250
Professional and consulting fees	132,905	126,535	289,944	235,075
Research	11,951	-	11,951	-
Shareholders information	246,984	187,487	392,864	549,915
Stock-based compensation (note 8(e))	133,297	194,551	172,061	481,853
Wages and subcontract	338,479	209,527	558,190	396,809

Loss before other items	(1,316,673)	(3,828,285)	(2,275,835)	(9,489,331)
Gain on disposition of property, plant and
equipment (note 6)	-	-	306,882	-
Interest income and other	143,084	29,681	424,073	113,714

Loss and comprehensive loss for the period	(1,173,589)	(3,798,604)	(1,544,880)	(9,375,617)

Deficit – Beginning of period	(78,927,705)	(73,022,076)	(78,556,414)	(67,445,063)

Deficit – End of period	(80,101,294)	(76,820,680)	(80,101,294)	(76,820,680)

Basic and diluted loss per share for the period	(0.01)	(0.03)	(0.01)	(0.09)
Weighted average number of shares
outstanding	142,536,606	111,039,688	141,155,526	109,685,818

See accompanying notes to the consolidated financial statements.

Baja Mining Corp.
Interim Consolidated Statement of Changes in Shareholders’ Equity - Unaudited
For the six month period ended June 30, 2008 and year ended December 31, 2007

(expressed in Canadian dollars)

	2008	2007
	$	$

Share capital
Balance – beginning of period	105,841,420	65,258,086
Non-brokered private placement	-	21,776,590
Brokered private placement	-	10,835,840
Share issuance costs	-	(1,497,680)
Shares issued on exercise of warrants	2,450,024	5,017,325
Fair value of warrants exercised	1,122,344	1,974,924
Shares issued on exercise of stock options	89,250	845,250
Fair value of stock options exercised	63,394	1,631,085
Balance – end of period	109,566,432	105,841,420

Share purchase warrants
Balance – beginning of period	17,199,279	6,496,517
Non-brokered private placement share
purchase warrants	-	8,262,410
Brokered private placement share purchase
warrants	-	4,165,059
Share purchase warrants issue costs	-	(534,055)
Fair value of agent warrants	-	631,310
Fair value of additional agent warrants	-	105,380
Fair value of shares issued on exercise of
warrants	(1,122,344)	(1,974,924)
Fair value of special warrants	-	47,582
Balance – end of period	16,076,935	17,199,279

Contributed Surplus
Balance – beginning of period	6,744,132	6,972,565
Fair value of stock options granted	429,349	1,402,652
Fair value of stock options exercised	(63,394)	(1,631,085)
Balance – end of period	7,110,087	6,744,132

Deficit
Balance – beginning of period	(78,556,414)	(67,445,063)
Income (loss) for the period	(1,544,880)	(11,111,351)
Balance – end of period	(80,101,294)	(78,556,414)

Total Shareholders’ Equity	52,652,160	51,228,417

See accompanying notes to the consolidated financial statements.

Baja Mining Corp.
Interim Consolidated Statement of Cash Flows - Unaudited
For the three and six month periods ended June 30, 2008 and 2007

(expressed in Canadian dollars)

	Three months ended June 30,		Six months ended June 30,

	2008	2007	2008	2007
	$	$	$	$

Cash flows from operating activities
Income (Loss) for the period	(1,173,589)	(3,798,604)	(1,544,880)	(9,375,617)
Items not affecting cash
Amortization	24,336	58,579	50,555	109,788
Fair value of special warrants	-	-	-	805,161
Accretion of special warrants liability	-	32,295	-	62,965
Gain on disposition of property, plant
and equipment	-	-	(306,882)	-
Stock-based compensation expense	133,297	878,607	172,061	1,165,909
Unrealized foreign exchange loss (gain)	(7,078)	(76,506)	21,400	(76,506)
	(1,023,034)	(2,905,629)	(1,607,746)	(7,308,300)

Net changes in working capital balances
Other receivables	183,674	(97,962)	11,442	82,377
Deposits and prepaids	(117,948)	-	(1,010,613)	-
Accounts payable and accrued liabilities	(1,493,775)	(1,010,207)	(1,641,845)	(182,865)

	(2,451,083)	(4,013,798)	(4,248,762)	(7,408,788)

Cash flows from investing activities
Redemption of short term deposits	15,349,208	1,435,783	30,004,408	4,322,068
Mineral properties and related deferred costs, net	(17,081,318)	(186,037)	(28,498,510)	(186,037)
Disposition of property, plant and equipment	-	-	350,383	-
Acquisition of property, plant and equipment	(450,746)	(771,392)	(571,789)	(928,507)

	(2,182,856)	478,354	1,284,491	3,207,524

Cash flows from financing activities
Net proceeds from issuance of common shares	533,643	2,860,986	2,539,274	3,466,975

	533,643	2,860,986	2,539,274	3,466,975

Increase (decrease) in cash and cash	(4,100,296)
equivalents		(674,458)	(424,997)	(734,289)

Cash and cash equivalents - Beginning of	4,718,591
period		1,415,544	1,043,292	1,475,375

Cash and cash equivalents - End of period	618,295	741,086	618,295	741,086

Supplemental cash flow information (note 12)

See accompanying notes to the consolidated financial statements.

Baja Mining Corp.
Notes to Interim Consolidated Financial Statements - Unaudited
June 30, 2008

(expressed in Canadian dollars)

1	Nature and continuance of operations

Baja Mining Corp. (the “Company”), was incorporated on July 15, 1985 under the Company Act of British Columbia. The Company is a reporting issuer in British Columbia and trades on the Toronto Stock Exchange and the Frankfurt Stock Exchange. The Company’s common shares have been registered in the United States through the filing of a Form 20-F Registration Statement with the United States Securities and Exchange Commission (“SEC”).

On May 29, 2007, the Company received the results of the Definitive Feasibility Study (“DFS”), prepared by Bateman Engineering Inc. (“Bateman”) on the economic and technical viability of Boleo Project (“Boleo Project”) and, due to the positive results of the DFS, the Boleo Project is in the development stage. On April 17, 2008 the Company announced the updated Boleo Project capital costs, indicating that the project remains economically viable.

On June 30, 2008 the Company entered into an agreement with a Korean Consortium (note 3), whereby a 30% interest in Minera y Metalurgica del Boleo, S.A. de C.V. (“MMB”) was transferred to the Korean Consortium in order to secure the funding for the Boleo Project capital costs. The recoverability of the Company’s investment in its mineral properties is dependant upon the Company’s ability to complete debt financings, equity financing and the ability to generate profitable operations in the future.

2	Summary of significant accounting policies

Basis of presentation

These financial statements are presented in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles for interim reporting and do not include all the disclosures included in the Company’s annual consolidated financial statements. These consolidated financial statements include the accounts of the Company and its subsidiaries. The Company’s significant subsidiaries are Mintec Processing Ltd. and its wholly owned subsidiary, Invebaja, SA de CV and its subsidiaries Desarrollos y Servicios Costeros, SA de CV, and Servicios y Desarrollos Meseta Central, SA de CV and its 70% owned subsidiary MMB, which holds the mineral property rights. All significant inter-company transactions and balances have been eliminated.

Accordingly, the accounting policies followed by the Company are set out in Note 3 of the audited consolidated financial statements for the year ended December 31, 2007, and have been consistently followed in the preparation of these consolidated financial statements except that the Company has adopted the following CICA standards effective January 1, 2008:

(1)

Baja Mining Corp.
Notes to Interim Consolidated Financial Statements - Unaudited
June 30, 2008

(expressed in Canadian dollars)

2	Summary of significant accounting policies (continued)

	a)	Handbook Section 1535 “Capital Disclosures” specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance;

	b)	Handbook Section 3862 “Financial Instrument Disclosures” and CICA Handbook Section 3863, “Financial Instruments – Presentation” replace Handbook Section 3861, “Financial Instruments – Disclosure and Presentation”, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. The new sections require entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks; and

	c)	Handbook Section 1400, “General Standards on Financial Statement Presentation”, has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern.

Comparative figures

Certain of the comparative figures have been reclassified to conform to the financial statement presentation adopted for the current year.

3	Project finance agreement and sale of 30% interest in MMB

On June 30 2008 the Company completed an agreement with a Korean Consortium in order to access the majority of the remaining funding for the Boleo Project in exchange for cash proceeds of $91,537,581 (received July 9, 2008) and other contingent consideration and agreed upon terms, as disclosed in the table below. The Company transferred a 30% interest in the Boleo Project to the Korean Consortium in the form of a 30% interest in the Company’s subsidiary MMB. Under the terms of the agreement, the Company intends to use the majority of these proceeds on the Boleo Project.

The allocation of the proceeds is as follows:

Mineral properties funding obligation	$67,227,600
Refundable manganese deposit liability	$10,186,000
Non-controlling interest	$14,123,981
Total proceeds receivable	$91,537,581

(2)

Baja Mining Corp.
Notes to Interim Consolidated Financial Statements - Unaudited
June 30, 2008

(expressed in Canadian dollars)

3	Project finance agreement and sale of 30% of MMB (continued)

Additional consideration may be paid to the Company of approximately US$13,000,000 upon a positive decision related to the production of manganese. Alternatively, $10,186,000 (US$10,000,000) is refundable to the Korean Consortium should a decision not be made to produce manganese. This decision must be made by the Company on the later of final economic completion of the Boleo Project or May 30, 2011.

The agreement of sale and project financing also provides that the Korean Consortium provide or procure for the Boleo Project:

US$300,000,000 in project debt facilities on commercial terms (note 15 a);
US$50,000,000 in shareholders loans on commercial terms;
US$60,000,000 in subordinated loans on commercial terms (note 15 b);
Completion guarantees in respect of senior debt financing on commercial terms;
30% of the remaining construction costs; and
an offtake of 30% of the Boleo Project production on commercial terms.

4	Short term deposits

The Company has invested in one year guaranteed term deposits with its Canadian bank at fixed interest rates established at the time of investment. All deposits mature within one year of June 30, 2008.

5	Mineral properties

Boleo Project details, acquisition and deferred costs from June 1, 2007, after completion of the DFS, are as follows:

	June 30,	Dec. 31,
	2008	2007
	$	$

Property rights and land (note 5(a))	734,424	734,424
Mining concessions (note 5(b))	106,350	106,350
Deferred development costs:
Stock based compensation	462,491	205,203
Accretion of special warrant liability	119,197	60,287
Amortization	209,331	72,278
Engineering	16,818,721	6,554,354
Site work	14,267,783	4,058,143
Construction in progress	11,198,066	3,837,045
Salary, consulting, financing and other costs	6,976,466	2,942,722

Total at cost	50,892,829	18,570,806

(3)

Baja Mining Corp.
Notes to Interim Consolidated Financial Statements - Unaudited
June 30, 2008

(expressed in Canadian dollars)

5	Mineral properties (continued)

	a)	Property rights

The Company owns three properties with clear title and one 30-year prepaid lease for $39,723 on lands located near Santa Rosalia, Baja California Sur, Mexico.

	b)	Mining concessions

The Company has acquired certain concessions comprised of 18 separate titles, located near Santa Rosalia, Baja California Sur, Mexico.

6	Property, plant and equipment

			June 30,
			2008

		Accumulated
	Cost	amortization	Net
	$	$	$

Computer equipment and software	607,755	290,095	317,660
Leasehold improvements	149,161	70,065	79,096
Machinery and equipment	1,308,448	141,517	1,166,931
Office equipment and furniture	189,156	93,885	95,271
Transportation equipment	67,590	51,817	15,773
Buildings	368,085	33,912	334,173

	2,690,195	681,291	2,008,904

			Dec. 31,
			2007

		Accumulated
	Cost	amortization	Net
	$	$	$

Computer equipment and software	512,773	185,093	327,680
Leasehold improvements	149,162	55,149	94,013
Machinery and equipment	1,143,763	278,958	864,805
Office equipment and furniture	182,562	73,302	109,260
Transportation equipment	67,590	48,927	18,663
Buildings	287,229	33,426	253,803

	2,343,079	674,855	1,668,224

(4)

Baja Mining Corp.
Notes to Interim Consolidated Financial Statements - Unaudited
June 30, 2008

(expressed in Canadian dollars)

6	Property, plant and equipment (continued)

During the six months period ended June 30, 2008, the Company disposed of machinery and equipment used in the test mine, realizing a gain of $306,882. The Company purchased replacement equipment for operations, at a cost of CDN$ 362,013.

7	Special warrants liability

On January 9, 2007, the Company reached an agreement with the Commission of Natural Protected Areas (CONANP), Bank Monex, and Ecobanca, a Mexican non-profit organization, to establish a trust fund to support environmental conservation measures within the El Vizcaino Biosphere. The Company’s Boleo Project property is located within the “Buffer Zone” of this Biosphere. The Company paid US$100,000 on January 31, 2007, and issued three Special Warrants on January 9, 2007, for an aggregate of 180,000 common shares of the Company. The Special Warrants will mature in each of February 2009, 2010 and 2011, respectively. Each Special Warrant may be converted, in whole or in part, at any time prior to maturity into 60,000 common shares of the Company. In addition, the trustee of the Special Warrants can require the Company to repurchase any or all of the Special Warrants represented by a certificate at a price of USD$5.555 per underlying common share at any time within 30 days of the Maturity Date of each such Special Warrant. The Special Warrants contain provisions for cancellation prior to a maturity date if development of the Boleo Project does not proceed. If cancellation occurs after any of the maturity dates, any matured or exercised certificates are considered a final contribution to the trust fund.

The total repurchase liability of US$999,900 has been recorded, as the project is expected to proceed. The liability has been discounted using an interest rate of 15%.

The fair value of the special warrants granted on January 9, 2007 was, using the Black-Scholes pricing model, estimated to be $47,582. The weighted average assumptions utilized included a risk free interest rate of 4.19%, a dividend yield of nil%, an expected volatility of 91% and an expected life of the warrants of three years.

	Amount	Discounted	Discounted
	US$	US$	CDN$
Balance - December 31, 2007	999,900	759,144	752,539

Accretion of discounted liability for the period	-	58,497	58,910
Unrealized foreign exchange loss for the period		-	21,400

Balance – June 30, 2008	999,900	817,641	832,849
Less – current portion	(333,300)	(308,815)	(314,599)

Long term balance – June 30, 2008	666,600	508,826	518,290

(5)

Baja Mining Corp.
Notes to Interim Consolidated Financial Statements - Unaudited
June 30, 2008

(expressed in Canadian dollars)

8	Share capital

	a)	Authorized
Unlimited common shares without par value

	b)	Details of share capital activity are as follows:

	Shares	Amount
		$
Balance – December 31, 2006	107,884,017	65,258,086
Non-brokered private placement	16,150,000	21,776,590
Brokered private placement	8,065,000	10,835,840
Share issue costs	-	(1,497,680)
Shares issued on exercise of warrants	6,324,497	5,017,325
Fair value of warrants exercised	-	1,974,924
Shares issued on exercise of stock options	2,275,000	845,250
Fair value of options exercised	-	1,631,085

Balance – December 31, 2007	140,698,514	105,841,420

Shares issued on exercise of warrants	2,035,823	2,450,024
Fair value of warrants exercised	-	1,122,344
Fair value of options exercised	-	63,394
Shares issued on exercise of stock options	255,000	89,250

Balance – June 30, 2008	142,989,337	109,566,432

c)	Details of share purchase warrant activity are as follows:

	Shares
	purchase
	warrants	Amount
		$
Balance – December 31, 2006	22,920,546	6,496,517

Brokered private placement share purchase warrants	5,242,250	4,165,059
Non-brokered private placement share purchase warrants	10,497,500	8,262,410
Share purchase warrants issue costs	-	(534,055)
Fair value of agent warrants	428,250	631,310
Fair value of additional agent warrants	89,767	105,380
Fair value of special warrants	180,000	47,582
Fair value of share purchase warrants exercised	(6,324,497)	(1,974,924)

Balance – December 31, 2007	33,033,816	17,199,279

Fair value of share purchase warrants exercised	(2,035,823)	(1,122,344)

Balance – June, 2008	30,997,993	16,076,935

(6)

Baja Mining Corp.
Notes to Interim Consolidated Financial Statements - Unaudited
June 30, 2008

(expressed in Canadian dollars)

8	Share capital (continued)

	d)	Warrants

A summary of the Company’s share purchase warrants at June 30, 2008 and the changes during the period are as follows:

		Weighted
		average
	Number of	exercise
	warrants	price
		$

Balance – December 31, 2007	33,033,816	1.86

Issued	-	-
Exercised	(2,035,823)	1.20
Expired	-	-

Balance – End of period	30,997,993	1.90

The following table summarizes information about share purchase warrants outstanding at June30, 2008:

	Number of
	warrants	Weighted
	outstanding	average	Weighted
Range of	and	contractual	average
prices	exercisable	life	exercise price
$		(years)	$

0.90 to 0.99	77,187	3.04	0.90
1.00 to 1.49	14,572,806	2.23	1.21
1.50 to 2.50	16,168,000	4.49	2.49
US 5.555	180,000	2.04	US 5.555

	30,997,993	3.41	1.90

(7)

Baja Mining Corp.
Notes to Interim Consolidated Financial Statements - Unaudited
June 30, 2008

(expressed in Canadian dollars)

8	Share capital (continued)

	e)	Stock options

A summary of the Company’s stock options at June 30, 2008 and the changes during the period are as follows:

		Weighted
		average
	Number of	exercise
	options	price
		$

Balance – December 31, 2007	9,365,000	1.08

Granted	1,440,000	1.55
Exercised	(255,000)	0.35
Cancelled	-	-

Balance – End of period	10,550,000	1.17

The following table summarizes information about stock options outstanding and exercisable at June 30, 2008:

		Weighted	Weighted		Weighted
	Number of	average	average	Number of	average
Range of	outstanding	years to	exercise	exercisable	exercise
prices	options	expiry	price	options	price
$			$	$	$

0.35 to 0.49	2,110,000	1.69	0.35	2,110,000	0.35
0.50 to 0.99	700,000	2.63	0.78	700,000	0.78
1.00 to 1.49	5,450,000	3.23	1.32	5,450,000	1.32
1.50 to 1.99	2,290,000	4.42	1.67	416,667	1.74

	10,550,000	3.33	1.17	8,676,667	1.06

The Company’s stock option plan (“the plan”) allows the Company to grant stock options up to a maximum of ten percent of the number of issued shares of the Company. At June 30, 2008, the Company has reserved 10,004,539 common shares under the plan but can reserve a maximum of 14,298,934 common shares.

(8)

Baja Mining Corp.
Notes to Interim Consolidated Financial Statements - Unaudited
June 30, 2008

(expressed in Canadian dollars)

8	Share capital (continued)

	e)	Stock options (continued)

Options granted under the Plan will vest with the right to exercise one-quarter of the options upon conclusion of every six months subsequent to the grant date, unless the specified contract length is a shorter period.

The fair value of the options granted during the period was estimated at each grant date using the Black-Scholes option-pricing model. During the period, the Company granted 1,440,000 five-year stock options to consultants and employees at an exercise price between $1.77 and $1.52, fair value $1,288,296. Total stock-based compensation recorded during the period on all vesting options was $429,349. This has been recognized and charged (based upon the work carried out by the employee or consultant) to either, administration ($172,061) or deferred project costs ($257,288), with the offsetting amount recorded as a credit to contributed surplus.

The fair value of stock options granted during the six month period was estimated at each grant date based on the Black-Scholes option-pricing model, using the following weighted average assumptions:

2008
$

Risk-free interest rate	3.25%
Dividend yield	0%
Expected volatility	83%
Expected stock option life	3.5 years
Weighted average fair value of stock options
granted	$0.87

f)	Contributed surplus
Details are as follows:

$
Balance - December 31, 2006	6,972,565
Fair value of options granted	1,402,652
Fair value of options exercised	(1,631,085)
Balance – December 31, 2007	6,744,132
Fair value of options granted	429,349
Fair value of options exercised	(63,394)
Balance – June 30, 2008	7,110,087

(9)

Baja Mining Corp.
Notes to Interim Consolidated Financial Statements - Unaudited
June 30, 2008

(expressed in Canadian dollars)

9	Related party transactions

The Company entered into the following transactions during the quarter with directors or officers of the Company or with companies with directors or officers in common:

	2008	2007
	$	$

Directors fees – administration	40,056	28,250
Management fees – exploration	-	198,130
Management fees - administration	72,000	72,000
Management fees – development costs	264,000	32,150
	376,056	330,530

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the fair value consideration established and agreed to by the related parties.

10	Segmented information

The Company’s only business activity is development of mineral properties. This activity is carried out in Mexico.

The breakdown by geographic area for the period ended June 30, 2008 is as follows:

	Canada	Mexico	Consolidated
	$	$	$

Capital assets	3,570,719	49,331,014	52,901,733
Current assets	2,247,012	94,293,793	96,540,985
Total assets	5,817,731	143,624,987	149,442,718

The breakdown by geographic region for the year ended Dec. 31, 2007 is as follows:

	Canada	Mexico	Consolidated
	$	$	$

Capital assets	783,662	19,775,368	20,559,030
Current assets	32,513,882	1,919,816	34,433,638
Total assets	33,297,484	21,375,184	54,672,668

No revenues were earned in either of the geographic areas.

(10)

Baja Mining Corp.
Notes to Interim Consolidated Financial Statements - Unaudited
June 30, 2008

(expressed in Canadian dollars)

11	Commitments

	a)	The Company has entered into numerous contracts regarding development of the Boleo Project. Total contractual obligations entered at June 30, 2008 are estimated to be $69.4 million. The amounts paid or accrued on those contracts was $13.2 million, for a remaining commitment of $56.2 million.

	b)	The Company has a number of management and consulting agreements. The future commitments under these contracts as at June 30, 2008 amount to:

$

2008	427,000
2009	586,000
2010	295,000

1,308,000

c)	The Company has committed to two operating leases for office space in Vancouver, expiring September 2010. The Company has also committed to two operating leases (on a month-to-month basis) for office space in Mexico City, as well as a lease for premises dedicated to the storage of equipment. The future minimum lease payments are as follows:

$

2008	58,000
2009	107,000
2010	78,000

243,000

12	Supplemental cash flow information

The following are the non-cash investing and financing activities of the Company:

	June 30,	June 30,
	2008	2007
	$	$

Increase in accounts payable and accrued liabilities
related to mineral property and deferred
development costs	3,778,320	313,453

(11)

Baja Mining Corp.
Notes to Interim Consolidated Financial Statements - Unaudited
June 30, 2008

(expressed in Canadian dollars)

12	Supplemental cash flow information (continued)

Special warrant accretion included in mineral
property and deferred development costs	58,910	-
Stock-based compensation included in mineral
property and deferred development costs	257,288	-
Proceeds receivable from the sale of 30% of
Subsidiary	91,537,581	-
Funding obligation for mineral properties	67,227,600	-
Refundable deposit liability	10,186,000	-

Other supplemental information:

	June 30,	June 30,
	2008	2007
	$	$

Interest received	611,412	331,759
Interest paid	-	-

13	Management of capital risk

It is the Company’s objective when managing capital to safeguard the Company’s ability to continue as a going concern, in order to pursue the development of the mineral property for its stakeholders. The Company has historically relied exclusively on equity sources for capital (common shares, options and warrants). However, in the past year the Company has expanded its sources of capital to special warrants and financing through a development partner and is actively working to close a financing package consisting of senior debt and additional subordinated debt for the Boleo Project. These new sources of capital will allow the Company to obtain a more flexible capital structure which optimizes the costs of capital at an acceptable risk.

In the management of capital, the Company includes the components of shareholders’ equity, special warrant liability, funding obligation for mineral properties, refundable deposit liability, anticipated senior and subordinated debt.

The Company manages the capital structure and makes appropriate adjustments to it based upon changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets.

To assist in the management of its capital requirements, the Company has prepared a project capital expenditure budget for the Boleo Project and updates this as necessary depending on various factors, including successful capital deployment and general industry conditions. The updated project budget has been approved by the Board of Directors during 2008.

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Baja Mining Corp.
Notes to Interim Consolidated Financial Statements - Unaudited
June 30, 2008

(expressed in Canadian dollars)

13	Management of capital risk (continued)

The Company’s investment policy is to invest its available cash in Canadian chartered bank guaranteed term deposits at fixed interest rates established at the time of investment. All its funds are available for project and corporate objectives.

Although, the Company has sufficient capital resources to meet its annual corporate requirements it does not currently have sufficient capital resources to meet its estimated project capital expenditure requirements. The Company’s management is focused on completing the various financing packages noted above in order to meet these requirements and has not made financial commitments beyond its current capital resources.

14	Management of financial risk

Foreign Currency Risk, the Company operates internationally with offices and operations in Canada and Mexico, which gives rise to the risk that its financial instruments may be adversely impacted by exchange rate fluctuations. A significant portion of its expenses are also incurred in US dollars and to a lesser extent other foreign currencies. A significant change in the currency exchange rates between the Canadian dollar relative to the Mexican peso or US dollar could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not entered into foreign currency contracts to hedge its risk against foreign currency fluctuations. However, under the terms of the senior debt financing arrangements for Boleo Project, the Company will be required to hedge a percentage of both its foreign exchange risk and its base metals production sales. A 10% fluctuation in the foreign exchange rate (either way, over or under) based on foreign financial instruments could mean a foreign exchange gain or loss of over $1.3 million. However, as many of the Company’s obligations are based in US dollars, this would be naturally hedged.

The majority of the Company’s financial instruments are also exposed to limited liquidity risk and interest risk.

Liquidity risk, the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in note 13 to the unaudited consolidated financial statements. Accounts payable and accrued liabilities and the current portion of the special warrant liability are due within the current operating period.

Interest rate risk, the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term deposit is limited because these investments have fixed rates of return.

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Baja Mining Corp.
Notes to Interim Consolidated Financial Statements - Unaudited
June 30, 2008

(expressed in Canadian dollars)

14	Management of financial risk (continued)

As at June 30, 2008, the Company has the following foreign denominated financial instruments, which are recorded at the Canadian dollar amount and are subject to foreign exchange risk:

	Foreign	Canadian
	currency	dollar
	amount	amount
	$	$

Cash in United States dollars	21,658	22,060
Cash in Mexican pesos	4,224,655	415,917
Value added taxes recoverable in Mexican pesos	4,470,711	440,142
Prepaid amounts / deposits in United States Dollars	812,061	827,165
Proceeds receivable from the sale of 30% of Subsidiary in United
States Dollars	89,866,072	91,537,581
Accounts payable in United States dollars	2,111,548	2,155,916
Accounts payable in Mexican Pesos	2,115,525	208,273
Funding Obligation for mineral properties in United States Dollars	66,000,000	67,227,600
Refundable deposit liability	10,000,000	10,186,000

As at December 31, 2007, the Company had the following foreign denominated financial instruments, which are recorded at the Canadian dollar amount and are subject to foreign exchange risk:

	Foreign	Canadian
	currency	dollar
	amount	amount
	$	$

Cash in United States dollars	771,991	762,084
Cash in Mexican pesos	1,001,796	90,653
Value added taxes recoverable in Mexican pesos	2,155,500	195,0051
Accounts payable in United States dollars	516,340	514,340
Accounts payable in Mexican Pesos	3,126,273	284,803
Accounts payable in Euros	68,635	102,533
Accounts payable in Australian dollars	228,470	198,084

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Baja Mining Corp.
Notes to Interim Consolidated Financial Statements - Unaudited
June 30, 2008

(expressed in Canadian dollars)

15	Significant events

	a)	In June 2008, the Company received underwriting commitments from Bayerische Hypo-und Vereinsbank AG, as a member of the UniCredit Group (“HVB”), and Export Import Bank of Korea (“K-Exim”) to jointly underwrite and arrange a US$665 million senior debt package, consisting of a 17 year US$300 million project debt facility to be provided by K-Exim and a 12 year US$325 million project debt facility together with a US$40 million cost overrun facility to be provided by HVB. The senior debt package commitments have received all necessary credit approvals and are subject only to finalization of due diligence and other standard terms and conditions precedent. These facilities replace the previous underwritten commitment for US$475 million received from HVB in September 2007.

The proceeds of the Facilities will be used to partly finance the development, construction and working capital costs of the Boleo Project.

	b)	On June 20, 2008, the Company received an underwritten commitment for up to US$60 million in subordinated debt for the Boleo Project from a Korean bank .The subordinated debt has received all necessary credit approvals and is subject only to the finalization of due diligence and other standard terms and conditions precedent.

	c)	On June 25, 2008, the Company arranged a standby bridge financing with Endeavour Mining Capital Corp. in the aggregate amount of US$10 million loan. The Facility was not utilized and has been terminated.

	d)	On November 13, 2007, the Company entered into an agreement with Caterpillar Financial SARL (“Cat Financial (Zurich)”), of Zurich, Switzerland, to act as Arranger and Provider in relation to an Equipment Lease Facility (the “Facility”) in an aggregate principal amount of up to US$64 million.

The proceeds of the Facility will be used for the financing of mobile (underground and surface) equipment in connection with the Boleo Project.

The Facility has a final maturity date of seven years from initial drawdown. The Agreement is subject to the satisfaction of various conditions precedent. The Company will act as guarantor of the transaction.

16	Subsequent event

On July 10, 2008 the Board of Directors granted 2,350,000 stock options at an exercise price of $1.32 to certain directors, officers and employees of the Company.

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